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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                   ________________________________________


                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


                                  FORM 10-Q


                      For Period Ended December 31, 1993

                   ________________________________________


Part I - Registrant Information

                              American Rice, Inc
                    Commission File Number       0 - 17039

                Texas                                  76-0231626
      (State of Incorporation)               (IRS Employer Identification No.)

          16825 Northchase                               77060
             Suite 1500                                (Zip Code)
           Houston, Texas
(Address of Principal Executive Offices)             (713)-873-8800
                                              (Registrant's Telephone Number)

Part II - Rules 12b-25 (b) and (c)

{X} The reasons described in Part III of this form could not be eliminated without unreasonable effort and expense.



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Part III - Narrative

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

The Registrant is in the process of responding to questions raised by the SEC in a letter of comments upon review of the March 31, 1993 Form 10-K and June 30, 1993 Form 10-Q previously filed. The questions raised must be resolved before the Registrant can file its 10-Q for the quarter ended December 31, 1993.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification

         Richard N. McCombs                  (713)-873-8800

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been
   filed.                                 {X} Yes  { } No

3. Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
   thereof?                               {X} Yes  { } No

American Rice, Inc. consummated a Transaction to acquire substantially all the assets and assume all the liabilities of Comet Rice, Inc. on May 26, 1993. As a result of the Transaction, the assets and revenues of the combined companies have substantially increased.

American Rice, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          February 14, 1994                     By /S/ Richard N. McCombs
                                                 Executive Vice President